EXHIBIT (P)

Capstone Church Bond Fund

5847 San Felipe, Suite 4100

Houston, TX 77057

September 23, 2005

Capstone Asset Management Company
5847 San Felipe, Suite 4100
Houston, TX 77057

Dear Sirs:

Capstone Church Bond Fund ("Fund") hereby accepts your offer to purchase 4,000 shares of the Fund at a price of $25.00 per share for an aggregate purchase price of $100,000. This agreement is subject to the understanding that you have no present intention of selling or redeeming the shares so acquired.

Any redemption of these shares by you will be reduced by a pro rata portion of any then unamortized organization expenses of the Fund. This proration will be calculated by dividing the number of shares to be redeemed by the aggregate number of shares held which represent the initial capital of the Fund.

Sincerely,

/s/ Edward L. Jaroski
Edward L. Jaroski
President

Accepted: Capstone Asset Management Company
By: /s/ Edward L. Jaroski
Edward L. Jaroski
President